Suerte y sigan cosechando muchos éxitos, Fernando

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5:08

On 16 Sep 2021, at 4:04 AM, Victor Charles <no-reply@cocomercado.com> wrote:

Coco | pago

Hola Fernando

Estamos emocionados de compartir que hasta la fecha **Coco ha logrado recaudar más de $600k en financiamiento** por parte de reconocidos inversionistas y la gran aceleradora de startups Y Combinator en Silicon Valley.

Desde nuestro lanzamiento en el 2019, hemos crecido a pasos agigantados y todo gracias a nuestra gran base de clientes. Por eso, como muestra de agradecimiento, hemos decidido dejar abierto un cupo de $50,000 (hasta el 4 de Octubre) para que nuestros clientes también puedan invertir en esta innovadora empresa tecnológica, hecha por Venezolanos y para Venezolanos.

Con una pequeña inversión podrás pasar a pertenecer al grupo de accionistas de Coco. Nuestra misión es transformar la industria de las remesas y finanzas.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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